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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                             DIGITAL LIGHTWAVE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   253855 10 0
--------------------------------------------------------------------------------
                                 (Cusip Number)

                                PETER COHN, ESQ.
                       ORRICK, HERRINGTON & SUTCLIFFE LLP
                                 1000 MARSH ROAD
                              MENLO PARK, CA 94025
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 23, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SectionSection240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SeeSection240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No. 253855 10 0
--------------------------------------------------------------------------------
1.   Name of Reporting Person:      I.R.S. Identification Nos. of above persons
                                    (entities only):
     DR. BRYAN J. ZWAN
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only:
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):
     PF
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e):                                                     [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:
     UNITED STATES
--------------------------------------------------------------------------------
  Number of       7.  Sole Voting Power:
    Shares            15,383,750
 Beneficially         3,865,000 of which shares are subject to forward sale
   Owned by           agreements and pledge agreements.
Each Reporting    --------------------------------------------------------------
 Person With      8.  Shared Voting Power:
                      0
                  --------------------------------------------------------------
                  9.  Sole Dispositive Power:
                      15,383,750
                      3,865,000 of which shares are subject to forward sale
                      agreements and pledge agreements.
                  --------------------------------------------------------------
                  10. Shared Dispositive Power:
                      0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     15,383,750
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                                                     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):
     45.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):
     IN
--------------------------------------------------------------------------------

CUSIP No. 253855 10 0
C OMITTED]
1.   Name of Reporting Person:      I.R.S. Identification Nos. of above persons
                                    (entities only):
     ZG NEVADA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only:
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):
     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e):                                                     [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:
     NEVADA
--------------------------------------------------------------------------------
  Number of       7.  Sole Voting Power:
    Shares            15,383,750
 Beneficially         3,865,000 of which shares are subject to forward sale
   Owned by           agreements and pledge agreements.
Each Reporting    --------------------------------------------------------------
 Person With      8.  Shared Voting Power:
                      0
                  --------------------------------------------------------------
                  9.  Sole Dispositive Power:
                      15,383,750
                      3,865,000 of which shares are subject to forward sale
                      agreements and pledge agreements.
                  --------------------------------------------------------------
                  10. Shared Dispositive Power:
                      0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     15,383,750
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                                                     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):
     45.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):
     PN
--------------------------------------------------------------------------------

CUSIP No. 253855 10 0
--------------------------------------------------------------------------------
1.   Name of Reporting Person:      I.R.S. Identification Nos. of above persons
                                    (entities only):
     ZG NEVADA, INC.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only:
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):
     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e):                                                     [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:
     NEVADA
--------------------------------------------------------------------------------
   Number of      7.  Sole Voting Power:
     Shares           15,383,750
  Beneficially        3,865,000 of which shares are subject to forward sale
    Owned by          agreements and pledge agreements.
 Each Reporting   --------------------------------------------------------------
  Person With     8.  Shared Voting Power:
                      0
                  --------------------------------------------------------------
                  9.  Sole Dispositive Power:
                      15,383,750
                      3,865,000 of which shares are subject to forward sale
                      agreements and pledge agreements.
                  --------------------------------------------------------------
                  10. Shared Dispositive Power:
                      0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     15,383,750
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                                                     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):
     45.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):
     CO
--------------------------------------------------------------------------------

      This Amendment No. 10 to Schedule 13D ("Amendment No. 10") relates to the Common Stock, $0.0001 par value per share ("Common Stock") of Digital Lightwave, Inc. (the "Issuer"). This Amendment No. 10 amends Amendment No. 9 to Schedule 13D filed by Dr. Zwan, ZG Nevada Limited Partnership and ZG Nevada, Inc. (the "Reporting Persons") with the Securities and Exchange Commission on October 1, 2004 ("Amendment No. 9"). Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 9.


ITEM 4. PURPOSE OF THE TRANSACTION

      Item 4(a)(E) of Amendment No. 6 to Schedule 13D filed by the Reporting Persons on May 13, 2002 ("Amendment No. 6") is hereby deleted and restated in its entirety by new Item 4(a)(L) as follows:


"(L) On June 23, 2000, ZG Partnership entered into a forward sale agreement ("Agreement IV") relating to up to 475,000 shares (the "Base Amount") of Common Stock. Agreement IV provides that ZG Partnership will deliver on June 23, 2004 (the "Maturity Date") a number of shares of Common Stock (or, at the option of ZG Partnership, the cash equivalent of such shares) equal to an amount determined in accordance with the formula set forth therein to CSFB SAILS Corp. As of the Maturity Date, the number of shares ZG Partnership was obligated to deliver to CSFB SAILS Corp. under Agreement IV was equal to 475,000.

      In connection with Agreement IV, ZG Partnership entered into the Pledge Agreement dated June 23, 2000 among ZG Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation, pursuant to which ZG Partnership pledged 475,000 shares of Common Stock of the Issuer (the "Pledged Shares") to CSFB SAILS Corp. to satisfy its obligations under Agreement IV to CSFB SAILS Corp.

      On the Maturity Date, in accordance with Agreement IV and the Pledge Agreement, the Pledged Shares were released from the Pledge Agreement and delivered to CSFB SAILS Corp. in full satisfaction of ZG Partnership's obligations to CSFB SAILS Corp. under Agreement IV."

      Item 4(a)(A) of Amendment No. 6 is hereby deleted and restated in its entirety by new Item 4(a)(M) as follows:


"(M) On December 8, 1999, Dr. Zwan entered into a forward sale agreement (the "Zwan Agreement") relating to up to 1,000,000 shares (the "Base Amount") of Common Stock. The Zwan Agreement provides that Dr. Zwan will deliver on December 8, 2004 (the "Maturity Date") a number of shares of Common Stock (or, at the option of Dr. Zwan, the cash equivalent of such shares) equal to an amount determined in accordance with the formula set forth therein to CSFB SAILS Corp.

      In connection with the Zwan Agreement, Dr. Zwan entered into the Pledge Agreement dated December 8, 1999 among Dr. Zwan, CSFB SAILS Corp. and Credit Suisse First Boston Corporation, pursuant to which Dr. Zwan pledged 1,000,000 shares of Common Stock of the Issuer (the "Pledged Shares") to CSFB SAILS Corp. to satisfy his obligations under the Zwan Agreement to CSFB SAILS Corp.

      On December 29, 2000, Dr. Zwan assigned the Zwan Agreement and Pledge Agreement to ZG Partnership as part of a partnership capital contribution by Dr. Zwan to ZG Partnership.

      As of the Maturity Date, the number of shares ZG Partnership was obligated to deliver to CSFB SAILS Corp. under the Zwan Agreement was equal to 1,000,000. On the Maturity Date, in accordance with the Zwan Agreement and the Pledge Agreement, the Pledged Shares were released from the Pledge Agreement and delivered to CSFB SAILS Corp. in full satisfaction of ZG Partnership's obligations to CSFB SAILS Corp. under the Zwan Agreement."

      For clarification purposes only, all references set forth in Item 4(a)(E) of Amendment No. 9 purporting to amend and restate "Item 4(a)(E)" of Amendment No. 6 are hereby deleted and replaced to refer to "Item 4(a)(F)" of Amendment No. 6. In addition, for clarification purposes only, reference to actual "Item 4(a)(E)" of Amendment No. 9 is hereby deleted and replaced to refer to "Item 4(a)(N)".

ITEM 5. INTEREST IN SECURITIES OF ISSUER

      The following sections of Item 5 are hereby amended and restated in their entirety as follows:

      "(a) Dr. Zwan may be deemed to be the beneficial owner of 15,383,750 shares (including the 3,865,000 shares of Common Stock subject to the forward sale agreements and pledge agreements described in Item 4 (a) above) or approximately 45.0% of the outstanding shares of Common Stock (based on the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on December 17, 2004). Each of ZG Partnership and ZG Inc. may be deemed to be the beneficial owner of 15,383,750 shares or 45.0% of the outstanding shares of Common Stock of the Issuer (including the 3,865,000 shares of Common Stock subject to forward sale agreements and pledge agreements described in Item 4(a) above)."

      To the knowledge of the Reporting Persons, Mr. Miller does not beneficially own any securities of the Issuer."

      "(b) Number of shares as to which such Reporting Person has:

            (i) Sole power to vote or direct the vote: Dr. Zwan has sole power to vote or direct the vote of 15,383,750 shares of Common Stock. In addition, 3,865,000 of such shares are subject to the forward sale agreements and the pledge agreements described in Item 4(a) above. Each of ZG Partnership and ZG Inc. has sole power to vote or direct the vote of 15,383,750 shares of Common Stock. In addition, 3,865,000 of such shares of Common Stock are subject to forward sale agreements and pledge agreements described in Item 4(a) above.

            (ii)  Shared power to vote or direct the vote:

                  Not applicable.

            (iii) Sole power to dispose or to direct the disposition of: Dr.
                  Zwan has the sole power to dispose or to direct the disposition of 15,383,750 shares of Common Stock. 3,865,000 of such shares are subject to the forward sale agreements and the pledge agreements described in Item 4(a) above. Each of ZG Partnership and ZG Inc. has sole power to dispose or direct the disposition of 15,383,750 shares of Common Stock (including the 3,865,000 shares of Common Stock subject to forward sale agreements and pledge agreements described in
                  Item 4(a)above).

            (iv)  Shared power to dispose or to direct the disposition of:

                  Not applicable."

      "(c) Transactions not previously reported on Schedule 13D:

      The information set forth in Item 4(a)(L) and 4(a)(M) hereto is incorporated herein by reference."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Item 7 of Amendment No. 9 is supplementally amended as follows:

"64. SAILS Mandatorily Exchangeable Securities Contract, dated as of June 23, 2000, among ZG Nevada Limited Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Incorporated by reference to the similarly described exhibit filed in connection with Dr. Bryan J. Zwan's, ZG Nevada Limited Partnership's and ZG Nevada, Inc.'s Amendment No. 3 to Schedule 13D filed on September 21, 2000.

65. SAILS Pledge Agreement, dated as of June 23, 2000, among ZG Nevada Limited Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Incorporated by reference to the similarly described exhibit filed in connection with Dr. Bryan J. Zwan's, ZG Nevada Limited Partnership's and ZG Nevada, Inc.'s Amendment No. 3 to Schedule 13D filed on September 21, 2000.

66. SAILS Mandatorily Exchangeable Securities Contract, dated as of December 8, 1999, among Dr. Bryan J. Zwan, Credit Suisse First Boston Corporation and CSFB SAILS Corp. Incorporated by reference to the similarly described exhibit filed in connection with Dr. Bryan J. Zwan's, ZG Nevada Limited Partnership's and ZG Nevada, Inc.'s Amendment No. 1 to Schedule 13D filed on January 11, 2000.


67. SAILS Pledge Agreement, dated as of December 8, 1999, among Dr. Bryan J. Zwan, Credit Suisse First Boston Corporation and CSFB SAILS Corp. Incorporated by reference to the similarly described exhibit filed in connection with Dr. Bryan J. Zwan's, ZG Nevada Limited Partnership's and ZG Nevada, Inc.'s Amendment No. 1 to Schedule 13D filed on January 11, 2000."

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2005              BRYAN J. ZWAN


                                    By:   /s/ Bryan J. Zwan
                                          --------------------------------------
                                          Name:   Bryan J. Zwan


Dated: January 7, 2005              ZG NEVADA LIMITED PARTNERSHIP

                                    BY:   ZG NEVADA, INC., AS GENERAL PARTNER

                                    By:   /s/ Bryan J. Zwan
                                          --------------------------------------
                                          Name:   Bryan J. Zwan
                                          Title:  President

Dated: January 7, 2005              ZG NEVADA, INC.


                                    By:   /s/ Bryan J. Zwan
                                          --------------------------------------
                                          Name:   Bryan J. Zwan
                                          Title:  President

                                  EXHIBIT INDEX

EXHIBIT
NUMBER      DESCRIPTION
-------     -----------
1.          Joint Filing Agreement between Dr. Bryan J. Zwan, ZG Nevada Limited
            Partnership and ZG Nevada, Inc.

64.         SAILS Mandatorily Exchangeable Securities Contract, dated as of June
            23, 2000, among ZG Nevada Limited Partnership, CSFB SAILS Corp. and
            Credit Suisse First Boston Corporation. Incorporated by reference to the similarly described exhibit filed in connection with Dr. Bryan
            J. Zwan's, ZG Nevada Limited Partnership's and ZG Nevada, Inc.'s
            Amendment No. 3 to Schedule 13D filed on September 21, 2000.

65.         SAILS Pledge Agreement, dated as of June 23, 2000, among ZG Nevada
            Limited Partnership, CSFB SAILS Corp. and Credit Suisse First Boston
            Corporation. Incorporated by reference to the similarly described exhibit filed in connection with Dr. Bryan J. Zwan's, ZG Nevada
            Limited Partnership's and ZG Nevada, Inc.'s Amendment No. 3 to
            Schedule 13D filed on September 21, 2000.

66.         SAILS Mandatorily Exchangeable Securities Contract, dated as of
            December 8, 1999, among Dr. Bryan J. Zwan, Credit Suisse First
            Boston Corporation and CSFB SAILS Corp. Incorporated by reference to the similarly described exhibit filed in connection with Dr. Bryan
            J. Zwan's, ZG Nevada Limited Partnership's and ZG Nevada, Inc.'s
            Amendment No. 1 to Schedule 13D filed on January 11, 2000.

67.         SAILS Pledge Agreement, dated as of December 8, 1999, among Dr.
            Bryan J. Zwan, Credit Suisse First Boston Corporation and CSFB SAILS
            Corp. Incorporated by reference to the similarly described exhibit filed in connection with Dr. Bryan J. Zwan's, ZG Nevada Limited
            Partnership's and ZG Nevada, Inc.'s Amendment No. 1 to Schedule 13D filed on January 11, 2000.